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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number: 0-23024

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:  December 26, 1997

                 /X/ Transition Report on Form 10-K
                 / / Transition Report on Form 20-F
                 / / Transition Report on Form 11-K
                 / / Transition Report on Form 10-Q
                 / / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


PART I -- REGISTRANT INFORMATION

Full Name of Registrant:        Brothers Gourmet Coffees, Inc.
Former Name if Applicable:      N/A
Address of Principal Executive
Office (Street and Number):     2255 Glades Road, Suite 100E
City, State and Zip Code:       Boca Raton, Florida 33431


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable. N/A


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is in negotiations with its lender to amend certain financial covenants in its Amended and Restated Loan and Security Agreement, dated as of December 9, 1997, to ensure that the Company is in compliance with such covenants. These covenants are measured on a quarterly basis. The next measurement date is March 27, 1998. The registrant expects to complete these negotiations and to file its Annual Report on Form 10-K for the fiscal year ended December 26, 1997, prior to the end of the extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Barry Bilmes, Vice President Finance and Administration (561) 995-2600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    BROTHERS GOURMET COFFEES, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date:    March 27, 1998    By:  // Barry Bilmes
                                       Vice President Finance and Administration
                                       (Principal Accounting Officer)